UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007.

Commission File Number: 001-31221

Total number of pages: 53

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated January 31, 2007 announcing the company’s results for The Nine Months ended December 31, 2006.

2.	Materials presented in conjunction with the earnings release dated January 31, 2007 announcing the company’s results for The Nine Months ended December 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: January 31, 2006	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

3:00 P.M. JST, January 31, 2007 NTT DoCoMo, Inc.

Earnings Release for the Nine Months Ended December 31, 2006

Consolidated financial results of NTT DoCoMo, Inc. (the “Company”) and its subsidiaries (collectively “we” or “DoCoMo”) for the nine months ended December 31, 2006 (April 1, 2006 to December 31, 2006), are summarized as follows.

<< Highlights of Financial Results >>

•	For the nine months ended December 31, 2006, operating revenues were 3,597.0 billion yen (up 0.4% compared to the same period of the prior year), operating income was 676.9 billion yen (down 2.4% compared to the same period of the prior year), income before income taxes was 680.7 billion yen (down 16.1% compared to the same period of the prior year) and net income was 403.7 billion yen (down 21.8% compared to the same period of the prior year).

•	Earnings per share were 9,154.91 yen (down 19.4% compared to the same period of the prior year) and EBITDA margin* was 34.6% (down 0.1 point compared to the same period of the prior year).

Notes:

1.	Consolidated financial statements in this release are unaudited.

2.	Amounts in this release are rounded off.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 18.

1

<< Comment by Masao Nakamura, President and CEO >>

In the third quarter of the fiscal year ending March 31, 2007, we worked continuously to enhance our network quality, released the latest “FOMA 903i” series handsets and implemented various other measures in all-out efforts to reinforce our competitiveness. As a consequence, the number of FOMA subscribers exceeded 32 million as of December 31, 2006, and our cellular churn rate for the third quarter increased slightly to 0.93%, due to subscribers’ relatively calm response to the Mobile Number Portability following its launch on October 24, 2006. Operating revenues and operating income for the nine months ended December 31, 2006 were 3,597.0 billion yen (up 14.8 billion yen compared to the same period of the prior year) and 676.9 billion yen (down 16.6 billion yen compared to the same period of the prior year), respectively.

In the coming spring, we plan to add more models to our handset lineup through the release of the new “FOMA 703i” series handsets, which will include the world’s slimmest W-CDMA handset in a clamshell form. We will also continue our endeavors to improve FOMA’s network quality and broaden the coverage of HSDPA (High-Speed Downlink Packet Access), and strive to develop and invigorate the video/music content market. In March 2007, we are planning to expand our flat-rate billing package for packet data communications, to allow users to access PC-configured web sites and video contents using a full-scale browser for a fixed monthly rate. Meanwhile, we have steadily solidified the foundation of our credit business by increasing the user count of “DCMX” mobile credit payment services to 1.39 million and the number of installed “iD” payment terminals to 100 thousand. The uptake of “Osaifu-Keitai”* services is also growing at a favorable pace, with the user base of compatible handsets expected to reach 20 million by the end of March 2007. Leveraging these services, we will pursue our goal to transform mobile phones into “lifestyle infrastructure”.

While the business climate surrounding us is expected to become increasingly harsh, we will devote ourselves to serving our customers and striving to improve every aspect of our service offerings with the aim to build up our competitiveness and strengthen our business foundation thereby.

*	“Osaifu-Keitai” refers to mobile phones equipped with a contactless IC card, as well as the useful function and services enabled by the IC card. With this function, a mobile phone can be utilized as electronic money, a credit card, an electronic ticket, a membership card and an airline ticket, among other things.

<< Operating Results and Financial Position >>

<Results of operations>	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2005	Increase (Decrease)		Year ended March 31, 2006
Operating revenues	¥3,597.0	¥3,582.2	¥14.8	0.4%	¥4,765.9
Operating expenses	2,920.1	2,888.8	31.3	1.1	3,933.2

Operating income	676.9	693.5	(16.6)	(2.4)	832.6
Other income, net	3.8	117.7	(113.9)	(96.8)	119.7

Income before income taxes	680.7	811.2	(130.5)	(16.1)	952.3
Income taxes	276.7	293.9	(17.2)	(5.9)	341.4
Equity in net losses of affiliates	(0.2)	(0.9)	0.6	71.3	(0.4)
Minority interests in consolidated subsidiaries	(0.0)	0.0	(0.0)	—	(0.1)

Net income	¥403.7	¥516.4	¥ (112.7)	(21.8)%	¥610.5

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1.	Business Overview

(1)	Operating revenues totaled 3,597.0 billion yen (up 0.4% compared to the same period of the prior year).

•	Cellular (FOMA+mova) services revenues increased to 3,157.6 billion yen (up 0.9% compared to the same period of the prior year). Despite some negative effects from our strategic billing arrangements introduced in the past, these revenues grew due to the acquisition of new subscribers and lowering of our churn rate through our customer-oriented operations.

•	Voice revenues from FOMA services increased to 1,308.3 billion yen (up 59.7% compared to the same period of the prior year) and packet communications revenues from FOMA services increased to 697.5 billion yen (up 65.2% compared to the same period of the prior year) owing to a significant increase in the number of FOMA services subscribers to 32.11 million (up 59.5% compared to the same period of the prior year). The increase in the number of FOMA subscribers resulted from factors such as the improvements in network quality and the release of new handsets, including the “FOMA 903i/702iS” series.

•	Equipment sales revenues decreased to 348.3 billion yen (down 1.4% compared to the same period of the prior year). While the number of handsets sold increased due to steady migration of subscribers from mova services to FOMA services, the amount accounted for as sales revenue per handset decreased.

<Breakdown of operating revenues>	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2005	Increase (Decrease)
Wireless services	¥3,248.8	¥3,229.0	¥19.7	0.6%
Cellular (FOMA+mova) services revenues (i)	3,157.6	3,130.3	27.3	0.9
- Voice revenues (ii)	2,238.5	2,303.4	(64.9)	(2.8)
Including: FOMA services	1,308.3	819.1	489.2	59.7
- Packet communications revenues	919.1	826.9	92.2	11.1
Including: FOMA services	697.5	422.2	275.3	65.2
PHS services revenues	18.4	32.6	(14.2)	(43.6)
Other revenues	72.8	66.2	6.6	10.0
Equipment sales	348.3	353.2	(4.9)	(1.4)

Total operating revenues	¥3,597.0	¥3,582.2	¥14.8	0.4%

Notes:

(i)	Cellular (FOMA+mova) services revenues for the nine months ended December 31, 2006 reflected the impact of recognizing as revenues the portion of “Nikagetsu Kurikoshi” (2-months carry over) allowances that are projected to expire.

(ii)	Voice revenues include data communications revenues through circuit switching system.

(2)	Operating expenses were 2,920.1 billion yen (up 1.1% compared to the same period of the prior year).

•	Personnel expenses were 188.8 billion yen (up 1.1% compared to the same period of the prior year). The number of employees as of December 31, 2006 was 22,356.

•	Non-personnel expenses increased to 1,860.4 billion (up 1.4% compared to the same period of the prior year). This increase resulted mainly from an increase in cost of equipment sold due to proportional growth in sales of FOMA handsets to the aggregate number of handsets sold.

•	Depreciation and amortization increased by 0.9% to 537.4 billion yen compared to the same period of the prior year due to an increase in capital expenditures for expansion and quality improvement of FOMA network.

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<Breakdown of operating expenses>	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2005	Increase (Decrease)
Personnel expenses	¥188.8	¥186.6	¥2.1	1.1%
Non-personnel expenses	1,860.4	1,835.3	25.1	1.4
Depreciation and amortization	537.4	532.7	4.6	0.9
Loss on disposal of property, plant and equipment and intangible assets	35.5	26.3	9.2	35.0
Communication network charges	270.7	280.2	(9.5)	(3.4)
Taxes and public dues	27.4	27.7	(0.3)	(1.0)

Total operating expenses	¥2,920.1	¥2,888.8	¥31.3	1.1%

Note:

For the period starting from April 1, 2006, the amount of impairment loss related to PHS assets, which was separately stated in the past, is included in “Depreciation and amortization”. As the result thereof, relevant reclassifications are made to the operating results for the nine months ended December 31, 2005.

(3)	Operating income decreased to 676.9 billion yen (down 2.4% compared to the same period of the prior year). In addition, due principally to the effect of gains we recognized on the sales of Hutchison 3G UK Holdings Limited shares (62.0 billion yen) and KPN Mobile N.V. shares (40.0 billion yen) during the same period of the prior year, income before income taxes decreased to 680.7 billion yen (down 16.1% compared to the same period of the prior year).

(4)	Net income was 403.7 billion yen (down 21.8% compared to the same period of the prior year).

2.	Segment Information

(1)	Mobile phone business

Operating revenues were 3,547.9 billion yen and operating income was 694.9 billion yen.

–	The aggregate number of cellular (FOMA+mova) services subscribers increased to 52.21 million as of December 31, 2006 (up 2.1% compared to the same period of the prior year).

–	Voice ARPU, packet ARPU, and aggregate ARPU of cellular (FOMA+mova) services for the nine months ended December 31, 2006 were 4,780 yen (down 6.5% compared to the same period of the prior year), 1,980 yen (up 6.5% compared to the same period of the prior year), and 6,760 yen (down 3.0% compared to the same period of the prior year), respectively.

–	Churn rate for cellular (FOMA+mova) services for the three months and nine months ended December 31, 2006 were 0.93% (up 0.21 point compared to the same period of the prior year) and 0.72% (down 0.06 point compared to the same period of the prior year), respectively.

•	Cellular (FOMA) services

–	Reinforcement of network coverage and launch of HSDPA services

In order to enhance the network coverage and quality of radio reception, we completed FOMA network coverage nationwide for stations of Japan Railways Group, educational institutes, and public service areas for automobiles. We added base stations on high buildings and in underground shopping areas. We also reflected voices of our customers collected in the opinion survey on our web site in our network planning.

In August 2006, we launched HSDPA services, which provide packet download speed of up to 3.6Mbps, first in Metropolitan Tokyo areas, and expanded the services to other major cities in Japan by the end of October 2006.

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–	Enriched variety of handset lineup

In order to meet various customer needs, we released a total of 32 models during the nine months ended December 31, 2006.

As for our high-end models, we released “FOMA 903i” series, which feature enhanced music functions and extended memory capacity for further vivid visuals in rich applications (“Mega i-appli”) such as games or GPS navigation. We released “FOMA 702is” series as standard models, which feature unique designs. We also released simple and compact handsets called “SIMPURE” series for customers who prefer simple usability.

We released two products compatible with HSDPA services, “FOMA N902iX HIGH-SPEED” and “FOMA M2501 HIGH-SPEED”, the latter of which is a PC card type terminal dedicated to data communication.

–	Providing various services and enhanced functions

As our music services, we launched “Chaku-Uta full”, which enables users to download complete music tracks, and “Music Channel”, which provides longer and high-quality music programs. We also released several handsets compatible with “Napster To Go”, which is provided by Napster Japan, Inc. to enable users to download an unlimited number of music tracks to a PC for a flat rate and to transfer the tracks to a compatible music player or cellular handset.

For customers’ security purposes, we launched “Keitai-Osagashi Service” which enables our customers to locate misplaced handsets using GPS technology by accessing the “My DoCoMo” portal for PCs. We also equipped a certain handset model with a function called “ANSHIN-KEY Lock” which automatically locks/unlocks the handset depending on the proximity of “ANSHIN-KEY”, a special IC-card key, to the handset.

–	Corporate marketing

We actively marketed mobile system solutions featuring two of our new PDA-type handsets: “hTc Z” handset, which is supplied by High Tech Computer Corporation in Taiwan, and “BlackBerry 8707h”, which is supplied by Research In Motion Limited in Canada.

–	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA) services for the nine months ended December 31, 2006 were 5,200 yen (down 11.1% compared to the same period of the prior year), 2,800 yen (down 8.2% compared to the same period of the prior year) and 8,000 yen (down 10.1% compared to the same period of the prior year), respectively.

•	Cellular (mova) services

–	Due to the continuous migration of subscribers from mova services to FOMA services, the proportion of mova services subscribers to the aggregated cellular (FOMA+mova) subscribers as of December 31, 2006 decreased to 38.5%.

–	Voice ARPU, i-mode ARPU and aggregate ARPU of cellular (mova) services for the nine months ended December 31, 2006 were 4,280 yen (down 10.3% compared to the same period of the prior year), 1,020 yen (down 22.7% compared to the same period of the prior year) and 5,300 yen (down 13.0% compared to the same period of the prior year), respectively.

•	i-mode services

–	Usage promotion

In order to improve convenience of “i-mode”, we launched a keyword search service. By inputting a keyword into the search box on the top page of Japanese iMenu portal, users can search official i-mode sites, as well as non-official i-mode sites through a search engine (13 search engines were available as of December 31, 2006).

Rakuten Auction, Inc., a joint venture company established by Rakuten, Inc. and DoCoMo, launched “Rakuten Auction” service which features “anonymous escrow”, which does not require sellers or winning bidders to reveal private information to one another.

In order to increase usage volume among a wide range of subscribers, we continued to promote our “i-channel”, push-type information casting service, by setting our handsets “i-channel” compatible as a default function. The number of “i-channel” service subscribers as of December 31, 2006 increased to 8.12 million.

–	Global development

In December 2006, we reached an agreement with Hutchison Essar, Ltd., one of India’s leading mobile operators, pursuant to which Hutchison Essar will introduce i-mode services in India. (The agreement is subject to governmental approval to be effective.)

The i-mode services were rolled out in 16 countries and areas including Japan as of December 31, 2006, and the aggregate number of cellular service subscribers of all the operators which participate in the i-mode services alliance reached 270 million.

5

•	International services

–	Addition of handsets compatible with international roaming-out service
We increased the variety of handsets compatible with “WORLD WING”, international roaming-out services, when we added five handsets such as “SIMPURE L1” and “FOMA M702iG”, which are compatible with both 3G and GSM network overseas. We also released nine handsets including “FOMA 903i” series which are “WORLD WING” compatible and available for 3G network overseas.

–	Expansion of the service area
We steadily expanded the service area of international roaming-out services for voice calls and SMS to 150 countries and areas; for packet communications to 93 countries; and for videophone calls to 32 countries and areas, each as of December 31, 2006.

–	Development of alliance among mobile operators in Asia
In April 2006, we formed a strategic alliance with six Asian mobile operators, including Far EasTone Telecommunications Co., Ltd. in Taiwan, to cooperate in international roaming and development of mobile services for corporate accounts. In December 2006, we officially named the alliance “Conexus Mobile Alliance”, and added Smart Communications, Inc., the Philippines’ leading mobile operator, to the alliance. The members of the largest alliance in the Asian region, which expanded its coverage to over 130 million mobile subscribers, started working in collaboration to enhance their competitiveness in their own countries/regions by offering services such as roaming via HSDPA, in addition to conventional roaming via GSM/GPRS and/or W-CDMA networks.

Note:

ARPU: Average monthly revenue per unit

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage of our subscribers and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter. See page 17 for the details of the calculation methods.

<Number of subscribers by services>	Thousand subscribers
	December 31, 2006	March 31, 2006	Increase (Decrease)
Cellular (FOMA) services	32,114	23,463	8,650	36.9%
Cellular (mova) services	20,100	27,680	(7,580)	(27.4)
i-mode services	47,208	46,360	848	1.8

Note:

Number of i-mode subscribers as of December 31, 2006
= Cellular (FOMA) i-mode subscribers (30,929 thousand) + Cellular (mova) i-mode subscribers (16,279 thousand)

Number of i-mode subscribers as of March 31, 2006
= Cellular (FOMA) i-mode subscribers (22,914 thousand) + Cellular (mova) i-mode subscribers (23,446 thousand)

<Operating results>	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2005	Increase (Decrease)
Mobile phone business operating revenues	¥3,547.9	¥3,521.5	¥26.4	0.7%
Mobile phone business operating income	694.9	697.9	(3.0)	(0.4)

6

(2)	PHS business

Operating revenues were 18.7 billion yen and operating loss was 7.4 billion yen.

•	Ahead of the scheduled termination of PHS services during the three months ending December 31, 2007, we were continuously engaged in a campaign to encourage current PHS subscribers to migrate to FOMA services.

–	PHS ARPU for nine months ended December 31, 2006 was 3,110 yen (down 5.8% compared to the same period of the prior year).

Note:

See page 17 for the details of the ARPU calculation methods.

<Number of subscribers>	Thousand subscribers
	December 31, 2006	March 31, 2005	Increase (Decrease)
PHS services	530	771	(241)	(31.2)%

<Operating results>	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2005	Increase (Decrease)
PHS business operating revenues	¥18.7	¥33.2	¥(14.6)	(43.9)%
PHS business operating loss	(7.4)	(3.1)	(4.3)	(137.9)

(3)	Miscellaneous businesses

Operating revenues were 30.5 billion yen and operating loss was 10.6 billion yen.

•	Credit business

–	“DCMX” mobile credit payment services
We steadily promoted our “DCMX” so that the number of “DCMX” subscribers exceeded 1 million in November 2006 and reached 1.39 million as of December 31, 2006.

–	Credit platform “iD”
We steadily expanded the number of the stores where “iD” reader/writers are available.
The number of “iD” reader/writers increased to approximately 100 thousand as of December 31, 2006.
We developed jointly with East Japan Railway Company the “common infrastructure (common reader/writer and common usage center)”, through which electronic payment becomes available for users of “iD” and “Suica”. We also agreed with other electronic commerce service providers to accommodate “QUICPay” and “Edy” to the “common infrastructure” as well.

–	The number of “Osaifu-Keitai” handsets increased to 18.3 million as of December 31, 2006.

•	Wireless LAN service

–	We completed coverage of our wireless LAN service in Tsukuba Express train. The number of our domestic hot spots increased to 1,541 as of December 31, 2006.

•	Launch of IP Phone service for corporate accounts

–	We launched a service called “Business mopera IP Centrex”, which enables users to call outbound or extension via IP Centrex device on our networks, instead of via traditional in-house PBX, with FOMA/wireless LAN compatible handset “FOMA N900iL”.

7

•	Quickcast service

–	Ahead of the scheduled termination of the Quickcast services on March 31, 2007, we continued to notify current Quickcast subscribers of such termination.

<Operating results>	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2005	Increase (Decrease)
Miscellaneous businesses operating revenues	¥30.5	¥27.5	¥ 3.0	10.8%
Miscellaneous businesses operating loss	(10.6)	(1.3)	(9.3)	(702.1)

3.	Capital Expenditures

Total capital expenditures were 679.3 billion yen.

•	For reinforcement of our competitiveness prior to the introduction of the Mobile Number Portability, we built base stations at a record-high pace, expanded the coverage areas of FOMA services, improved network quality, and reinforced our FOMA network to meet the increase in traffic demand. We also continued our efforts to make capital expenditures more efficient and less costly by saving on equipment purchase costs and improving our design and construction processes. Total capital expenditures during the nine months ended December 31, 2006 increased by 11.6% compared to the same period of the prior year.

<Breakdown of capital expenditures>	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2005	Increase (Decrease)
Mobile phone business	¥583.5	¥515.4	¥68.1	13.2%
PHS business	0.9	0.7	0.2	27.1
Other (including information systems)	94.8	92.4	2.5	2.7

Total capital expenditures	¥679.3	¥608.5	¥70.8	11.6%

8

4.	Cash Flow Conditions

•	Net cash provided by operating activities was 582.0 billion yen (down 44.3% compared to the same period of the prior year). The combination of an increase in income tax payment and a decrease in refund of income taxes resulted in an increase in cash payment by 269.2 billion yen (we paid 89.4 billion yen for income taxes, net of a refund of income taxes, in the same period of the prior year, when deferred tax assets from the impairment of our investment in AT&T Wireless Services, Inc. were realized). The effect of a bank holiday at the end of December, which deferred our cash reception including cellular revenues to the following month, was 217.0 billion yen.

•	Net cash used in investing activities was 717.8 billion yen (down 9.6% compared to the same period of the prior year). An increase in acquisitions of tangible and intangible assets was more than offset by a decrease in acquisitions of long-term investments.

•	Net cash used in financing activities, including repurchase of our own stock, dividend payment, repayment of outstanding long-term debt, was 462.1 billion yen (up 4.5% compared to the same period of the prior year). A decrease in payment for repurchase of our own stock was more than offset by an increase in repayment of outstanding long-term debt and dividend payment. We spent 140.0 billion yen during the nine months ended December 31, 2006 to repurchase our own stock in the market.

•	Free cash flows were negative 135.7 billion yen. Free cash flows excluding irregular factors and changes in investments for cash management purposes were 31.9 billion yen.

<Statements of cash flows>	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2005	Increase (Decrease)
Net cash provided by operating activities	¥582.0	¥1,044.7	¥ (462.7)	(44.3)%
Net cash used in investing activities	(717.8)	(794.0)	76.3	9.6
Net cash used in financing activities	(462.1)	(442.1)	(20.0)	(4.5)
Free cash flows	(135.7)	250.7	(386.4)	—
Free cash flows excluding irregular factors and changes in investments for cash management purposes*	31.9	463.1	(431.2)	(93.1)

<Financial measures>	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Increase (Decrease)
Equity ratio	68.2%	63.0%	5.2 point
Debt ratio	13.7%	19.0%	(5.3)point

Notes:

•	Free cash flows = Net cash provided by (used in) operating activities + Net cash provided by (used in) investing activities

•	Irregular factors = the effects of uncollected revenues due to a bank holiday at the end of the fiscal period

•	Changes in investments for cash management purposes = Changes by purchases, redemptions and disposal of financial instruments for cash management purposes with original maturities of longer than 3 months

•	Equity ratio = Shareholders’ equity / Total assets

•	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 18.

The products or company names shown in this Earnings Release are trademarks or registered trademarks of each corresponding company.

9

Consolidated Financial Statements	January 31, 2007 [U.S. GAAP]
For the Nine Months Ended December 31, 2006

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
(URL http://www.nttdocomo.co.jp/)
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Masahiko Yamada, Senior Manager, General Affairs Department / TEL +81-3-5156-1111

1. Notes Related to the Preparation of the Consolidated Financial Statements

(1)	Adoption of simplified accounting methods:	No

(2)	Difference in the accounting policies from the most recent fiscal year:	No

(3)	Change of reporting entities

Number of consolidated companies added:	3	Number of consolidated companies removed:	6
Number of companies on equity method added:	1	Number of companies on equity method removed:	0

2. Consolidated Financial Results for the Nine Months Ended December 31, 2006 (April 1, 2006 - December 31, 2006)

(1)	Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income
Nine months ended December 31, 2006	3,597,020	0.4%	676,912	(2.4)%	680,704	(16.1)%	403,692	(21.8)%
Nine months ended December 31, 2005	3,582,248	(1.7)%	693,480	(7.7)%	811,189	(35.1)%	516,399	(31.7)%

Year ended March 31, 2006	4,765,872		832,639		952,303		610,481

	Basic Earnings per Share		Diluted Earnings per Share

Nine months ended December 31, 2006	9,154.91	(yen)	9,154.91	(yen)
Nine months ended December 31, 2005	11,352.77	(yen)	11,352.77	(yen)

Year ended March 31, 2006	13,491.28	(yen)	13,491.28	(yen)

Notes:	1.	The weighted average number of shares outstanding:	For the nine months ended December 31, 2006:	44,095,706 shares
			For the nine months ended December 31, 2005:	45,486,620 shares
			For the fiscal year ended March 31, 2006:	45,250,031 shares

	2.	Percentage for operating revenues, operating income, income before income taxes and net income in the above tables represent changes compared to the corresponding previous periods.

(2)	Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
December 31, 2006	6,053,063	4,128,324	68.2%	94,515.76	(yen)
December 31, 2005	6,295,347	3,967,033	63.0%	89,016.07	(yen)

March 31, 2006	6,365,257	4,052,017	63.7%	91,109.33	(yen)

Note:	The number of shares outstanding as of December 31, 2006 and 2005, and March 31, 2006 was 43,678,684, 44,565,359 and 44,474,227, respectively.

(3) Consolidated Cash Flows	(Millions of yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
Nine months ended December 31, 2006	582,048	(717,781)	(462,076)	243,330
Nine months ended December 31, 2005	1,044,703	(794,043)	(442,077)	579,964

Year ended March 31, 2006	1,610,941	(951,077)	(590,621)	840,724

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

	(Millions of yen)
	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2007	4,799,000	815,000	488,000

(Reference) Forecasted earnings per share:    11,172.50 yen

Notes:	1. There has been no change in our forecasts for the fiscal year ending March 31, 2007 since we announced the forecasts on October 27, 2006.
2. With regard to the above forecasts, please refer to page 19.

*	Consolidated financial statements are unaudited.

<< Consolidated Financial Statements >>

1.	Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) December 31, 2006	(UNAUDITED) December 31, 2005	Increase (Decrease)		March 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	¥243,330	¥579,964	¥(336,634)	(58.0)%	¥840,724
Short-term investments	152,110 186,726	186,726	(34,616)	(18.5)	51,237
Accounts receivable	890,572	915,895	(25,323)	(2.8)	609,837
Allowance for doubtful accounts	(13,147)	(14,960)	1,813	12.1	(14,740)
Inventories	168,713	121,513	47,200	38.8	229,523
Deferred tax assets	82,227	100,329	(18,102)	(18.0)	111,795
Prepaid expenses and other current assets	161,898	99,432	62,466	62.8	98,382

Total current assets	1,685,703	1,988,899	(303,196)	(15.2)	1,926,758

Property, plant and equipment:
Wireless telecommunications equipment	5,050,226	4,622,924	427,302	9.2	4,743,136
Buildings and structures	766,361	718,409	47,952	6.7	736,660
Tools, furniture and fixtures	615,499	604,378	11,121	1.8	610,759
Land	198,660	197,549	1,111	0.6	197,896
Construction in progress	131,353	154,205	(22,852)	(14.8)	134,240
Accumulated depreciation and amortization	(3,878,783)	(3,562,300)	(316,483)	(8.9)	(3,645,237)

Total property, plant and equipment, net	2,883,316	2,735,165	148,151	5.4	2,777,454

Non-current investments and other assets:
Investments in affiliates	187,046	170,437	16,609	9.7	174,121
Marketable securities and other investments	269,218	279,314	(10,096)	(3.6)	357,824
Intangible assets, net	547,917	539,543	8,374	1.6	546,304
Goodwill	141,083	140,510	573	0.4	141,094
Other assets	216,299	265,422	(49,123)	(18.5)	264,982
Deferred tax assets	122,481	176,057	(53,576)	(30.4)	176,720

Total non-current investments and other assets	1,484,044	1,571,283	(87,239)	(5.6)	1,661,045

Total assets	¥6,053,063	¥6,295,347	¥(242,284)	(3.8)%	¥6,365,257

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥149,600	¥273,439	¥(123,839)	(45.3)%	¥193,723
Short-term borrowings	108	160	(52)	(32.5)	152
Accounts payable, trade	706,560	751,242	(44,682)	(5.9)	808,136
Accrued payroll	28,067	28,931	(864)	(3.0)	41,799
Accrued interest	1,378	1,749	(371)	(21.2)	1,264
Accrued income taxes	35,558	104,171	(68,613)	(65.9)	168,587
Other current liabilities	140,918	168,863	(27,945)	(16.5)	154,638

Total current liabilities	1,062,189	1,328,555	(266,366)	(20.0)	1,368,299

Long-term liabilities:
Long-term debt (exclusive of current portion)	504,289	655,476	(151,187)	(23.1)	598,530
Liability for employees’ retirement benefits	141,357	145,566	(4,209)	(2.9)	135,511
Other long-term liabilities	215,753	197,491	18,262	9.2	209,780

Total long-term liabilities	861,399	998,533	(137,134)	(13.7)	943,821

Total liabilities	1,923,588	2,327,088	(403,500)	(17.3)	2,312,120

Minority interests in consolidated subsidiaries	1,151	1,226	(75)	(6.1)	1,120

Shareholders’ equity:
Common stock	949,680	949,680	—	—	949,680
Additional paid-in capital	1,311,013	1,311,013	—	—	1,311,013
Retained earnings	2,439,569	2,481,316	(41,747)	(1.7)	2,212,739
Accumulated other comprehensive income	16,280	19,879	(3,599)	(18.1)	26,781
Treasury stock, at cost	(588,218)	(794,855)	206,637	26.0	(448,196)

Total shareholders’ equity	4,128,324	3,967,033	161,291	4.1	4,052,017

Total liabilities and shareholders’ equity	¥6,053,063	¥6,295,347	¥(242,284)	(3.8)%	¥6,365,257

10

2.	Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2005	Increase (Decrease)		Year ended March 31, 2006
Operating revenues:
Wireless services	¥3,248,760	¥3,229,041	¥19,719	0.6%	¥4,295,856
Equipment sales	348,260	353,207	(4,947)	(1.4)	470,016
Total operating revenues	3,597,020	3,582,248	14,772	0.4	4,765,872

Operating expenses:
Cost of services (exclusive of items shown separately below)	545,157	547,425	(2,268)	(0.4)	746,099
Cost of equipment sold (exclusive of items shown separately below)	892,223	833,360	58,863	7.1	1,113,464
Depreciation and amortization	537,362	532,720	4,642	0.9	738,137
Selling, general and administrative	945,366	975,263	(29,897)	(3.1)	1,335,533
Total operating expenses	2,920,108	2,888,768	31,340	1.1	3,933,233

Operating income	676,912	693,480	(16,568)	(2.4)	832,639

Other income (expense):
Interest expense	(4,292)	(6,449)	2,157	33.4	(8,420)
Interest income	1,036	4,285	(3,249)	(75.8)	4,659
Gain on sale of affiliate shares	—	61,962	(61,962)	(100.0)	61,962
Gain on sale of other investments	5	40,030	(40,025)	(100.0)	40,088
Other, net	7,043	17,881	(10,838)	(60.6)	21,375
Total other income (expense)	3,792	117,709	(113,917)	(96.8)	119,664

Income before income taxes	680,704	811,189	(130,485)	(16.1)	952,303

Income taxes	276,730	293,931	(17,201)	(5.9)	341,382
Equity in net income (losses) of affiliates	(247)	(862)	615	71.3	(364)
Minority interests in consolidated subsidiaries	(35)	3	(38)	—	(76)

Net income	¥403,692	¥516,399	¥(112,707)	(21.8)%	¥610,481

Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(10,675)	6,928	(17,603)	—	7,662
Net revaluation of financial instruments, net of applicable taxes	18	87	(69)	(79.3)	121
Foreign currency translation adjustment, net of applicable taxes	104	(44,964)	45,068	—	(42,597)
Minimum pension liability adjustment, net of applicable taxes	52	219	(167)	(76.3)	3,986

Comprehensive income	¥393,191	¥478,669	¥(85,478)	(17.9)%	¥579,653

PER SHARE DATA
Weighted average common shares outstanding – basic and diluted (shares)	44,095,706	45,486,620	(1,390,914)	(3.1)	45,250,031

Basic and diluted earnings per share (Yen)	¥9,154.91	¥11,352.77	¥(2,197.86)	(19.4)%	¥13,491.28

11

3.	Consolidated Statements of Shareholders’ Equity

	Millions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2005	Increase (Decrease)		Year ended March 31, 2006
Common stock:
At beginning of period	¥949,680	¥949,680	¥—	—%	¥949,680

At end of period	949,680	949,680	—	—	949,680

Additional paid-in capital:
At beginning of period	1,311,013	1,311,013	—	—	1,311,013

At end of period	1,311,013	1,311,013	—	—	1,311,013

Retained earnings:
At beginning of period	2,212,739	2,100,407	112,332	5.3	2,100,407
Cash dividends	(176,862)	(135,490)	(41,372)	(30.5)	(135,490)
Retirement of treasury stock	—	—	—	—	(362,659)
Net income	403,692	516,399	(112,707)	(21.8)	610,481

At end of period	2,439,569	2,481,316	(41,747)	(1.7)	2,212,739

Accumulated other comprehensive income:
At beginning of period	26,781	57,609	(30,828)	(53.5)	57,609
Unrealized holding gains (losses) on available-for-sale securities	(10,675)	6,928	(17,603)	—	7,662
Net revaluation of financial instruments	18	87	(69)	(79.3)	121
Foreign currency translation adjustment	104	(44,964)	45,068	—	(42,597)
Minimum pension liability adjustment	52	219	(167)	(76.3)	3,986

At end of period	16,280	19,879	(3,599)	(18.1)	26,781

Treasury stock, at cost:
At beginning of period	(448,196)	(510,777)	62,581	12.3	(510,777)
Purchase of treasury stock	(140,022)	(284,078)	144,056	50.7	(300,078)
Retirement of treasury stock	—	—	—	—	362,659

At end of period	(588,218)	(794,855)	206,637	26.0	(448,196)

Total shareholders’ equity	¥4,128,324	¥3,967,033	¥161,291	4.1%	¥4,052,017

12

4.	Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED) Nine months ended December 31, 2006	(UNAUDITED) Nine months ended December 31, 2005	Year ended March 31, 2006
I Cash flows from operating activities:
1. Net income	¥403,692	¥516,399	¥610,481
2. Adjustments to reconcile net income to net cash provided by operating activities:
(1) Depreciation and amortization	537,362	532,720	738,137
(2) Deferred taxes	89,443	65,345	49,101
(3) Loss on sale or disposal of property, plant and equipment	28,605	17,100	36,000
(4) Gain on sale of affiliate shares	—	(61,962)	(61,962)
(5) Gain on sale of other investments	(5)	(40,030)	(40,088)
(6) Expense associated with sale of other investments	—	14,062	14,062
(7) Equity in net (income) losses of affiliates	(13)	253	(1,289)
(8) Minority interests in consolidated subsidiaries	35	(3)	76
(9) Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(280,735)	(285,661)	21,345
Decrease in allowance for doubtful accounts	(1,593)	(2,405)	(3,623)
Increase (decrease) in inventories	60,810	34,917	(73,094)
(Increase) decrease in prepaid expenses and other current assets	(63,047)	108,166	109,192
(Decrease) increase in accounts payable, trade	(60,216)	50,261	45,108
(Decrease) increase in accrued income taxes	(133,029)	46,725	111,141
(Decrease) increase in other current liabilities	(13,528)	36,256	17,641
Increase (decrease) in liability for employees’ retirement benefits	5,846	6,677	(3,378)
Increase in other long-term liabilities	8,345	12,758	24,725
Other, net	76	(6,875)	17,366

Net cash provided by operating activities	582,048	1,044,703	1,610,941

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(570,680)	(470,665)	(638,590)
2. Purchases of intangible and other assets	(163,408)	(148,422)	(195,277)
3. Purchases of non-current investments	(24,418)	(214,777)	(292,556)
4. Proceeds from sale and redemption of non-current investments	50,051	25,142	25,142
5. Purchases of short-term investments	(3,158)	(251,403)	(252,474)
6. Redemption of short-term investments	2,533	365,000	501,433
7. Collection of loan advances	—	228	229
8. Long-term bailment for consumption to a related party	—	(100,000)	(100,000)
9. Other, net	(8,701)	854	1,016

Net cash used in investing activities	(717,781)	(794,043)	(951,077)

III Cash flows from financing activities:
1. Repayment of long-term debt	(142,323)	(19,189)	(150,304)
2. Proceeds from short-term borrowings	17,288	27,000	27,002
3. Repayment of short-term borrowings	(17,332)	(27,000)	(27,010)
4. Principal payments under capital lease obligations	(2,823)	(3,319)	(4,740)
5. Payments to acquire treasury stock	(140,022)	(284,078)	(300,078)
6. Dividends paid	(176,862)	(135,490)	(135,490)
7. Other, net	(2)	(1)	(1)

Net cash used in financing activities	(462,076)	(442,077)	(590,621)

IV Effect of exchange rate changes on cash and cash equivalents	415	1,429	1,529

V Net (decrease) increase in cash and cash equivalents	(597,394)	(189,988)	70,772
VI Cash and cash equivalents at beginning of period	840,724	769,952	769,952

VII Cash and cash equivalents at end of period	¥243,330	¥579,964	¥840,724

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes	¥920	¥93,103	¥93,103
Cash paid during the period for:
Interest	4,177	6,210	8,666
Income taxes	359,458	182,471	182,914
Non-cash investing and financing activities:
Retirement of treasury stock	—	—	362,659

13

Notes to Unaudited Consolidated Financial Statements

The accompanying unaudited consolidated financial information of NTT DoCoMo, Inc. and its subsidiaries (collectively “DoCoMo”) has been prepared in accordance with accounting principles generally accepted in the United States of America.

The followings are explanations regarding the adoption of new accounting standards in the nine months ended December 31, 2006 and the summary of revenue recognition.

1.	Adoption of new accounting standards

Inventory Pricing

Effective April 1, 2006, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs -an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4” issued by the Financial Accounting Standards Board (“FASB”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB No. 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS No. 151 did not have any impact on DoCoMo’s results of operations and financial position.

Exchanges of Non-monetary Assets

Effective April 1, 2006, DoCoMo adopted SFAS No. 153, “Exchanges of Non-monetary Assets -an amendment of Accounting Principles Board (“APB”) Opinion No. 29” issued by the FASB. The amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The adoption of SFAS No. 153 did not have any impact on DoCoMo’s results of operations and financial position.

Accounting Changes and Error Corrections

Effective April 1, 2006, DoCoMo adopted SFAS No. 154, “Accounting Changes and Error Corrections -a replacement of APB Opinion No.20 and the FASB statement No.3” issued by the FASB. SFAS No. 154 replaces APB Opinion No. 20 (“APB No. 20”), “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. The adoption of SFAS No. 154 did not have any impact on DoCoMo’s results of operations and financial position. DoCoMo will continue to apply the requirements of SFAS No. 154 to any future accounting changes and error corrections.

14

2.	Summary of Revenue recognition

Base monthly service charges and airtime charges are recognized as revenues as service is provided to subscribers. DoCoMo’s monthly billing plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amount of the base monthly charges was recognized as revenues in the month they were charged as subscribers could not carry over the unused allowances to the following months. In November 2003, DoCoMo introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over for up to the following two months. In addition, DoCoMo introduced an arrangement which enables the unused allowances offered in and after December 2004 that have been carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of other lines in the “Family Discount” group, a discount billing arrangement for families with between two and ten DoCoMo subscriptions. Until the year ended March 31, 2006, DoCoMo had deferred revenues based on the portion of all unused allowances at the end of the period. The deferred revenues had been recognized as revenues as subscribers make calls or utilize data connections, similar to the way airtime revenues are recognized, or as the allowance expires. As DoCoMo developed sufficient empirical evidence to reasonably estimate the portion of allowances that will be forfeited as unused, effective April 1, 2006, DoCoMo started to recognize the revenue attributable to such forfeited allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data connections. The effect of this accounting change was not material for DoCoMo’s results of operations and financial position.

Certain commissions paid to purchasers (primarily agent resellers) are recognized as a reduction of revenue upon delivery of the equipment to the purchasers (primarily agent resellers) in accordance with Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the customer relationship for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period.

15

(APPENDIX 1)

Operation Data for 3rd Quarter of FY2006

		Full-year forecast: As revised at Oct. 27, 2006
		[Ref.] Fiscal 2005 (Ended Mar. 31, 2006) Full-year result	Fiscal 2006 Nine months (Apr.-Dec. 2006) Results	[Ref.] First Quarter (Apr.-Jun. 2006) Results	[Ref.] Second Quarter (Jul.-Sep. 2006) Results	Third Quarter (Oct.-Dec. 2006) Results	[Ref.] Fiscal 2006 (Ending Mar. 31, 2007) Full-year forecast
Cellular
Subscribers	thousands	51,144	52,214	51,672	52,103	52,214	53,000
FOMA	thousands	23,463	32,114	26,217	29,098	32,114	34,800
mova	thousands	27,680	20,100	25,456	23,004	20,100	18,200
Market share (1) (2)%		55.7	55.0	55.6	55.5	55.0	—
Net increase from previous period (2)	thousands	2,319	1,070	529	431	111	1,856
FOMA (2)	thousands	11,963	8,650	2,753	2,882	3,015	11,337
mova (2)	thousands	-9,644	-7,580	-2,225	-2,451	-2,904	-9,480
Aggregate ARPU (FOMA+mova) (3)	yen/month/contract	6,910	6,760	6,900	6,720	6,670	6,670
Voice ARPU (4)	yen/month/contract	5,030	4,780	4,930	4,740	4,660	4,700
Packet ARPU	yen/month/contract	1,880	1,980	1,970	1,980	2,010	1,970
i-mode ARPU	yen/month/contract	1,870	1,970	1,950	1,960	1,990	1,950
ARPU generated purely from i-mode (FOMA+mova) (3)	yen/month/contract	2,040	2,140	2,120	2,140	2,160	2,120
Aggregate ARPU (FOMA) (3)	yen/month/contract	8,700	8,000	8,300	7,970	7,780	7,810
Voice ARPU (4)	yen/month/contract	5,680	5,200	5,420	5,180	5,030	5,080
Packet ARPU	yen/month/contract	3,020	2,800	2,880	2,790	2,750	2,730
i-mode ARPU	yen/month/contract	2,980	2,770	2,840	2,760	2,720	2,690
ARPU generated purely from i-mode (FOMA) (3)	yen/month/contract	3,040	2,850	2,910	2,840	2,800	2,770
Aggregate ARPU (mova ) (3)	yen/month/contract	5,970	5,300	5,540	5,240	5,070	5,200
Voice ARPU (4)	yen/month/contract	4,680	4,280	4,460	4,220	4,130	4,220
i-mode ARPU	yen/month/contract	1,290	1,020	1,080	1,020	940	980
ARPU generated purely from i-mode (mova) (3)	yen/month/contract	1,460	1,190	1,260	1,190	1,110	1,150
MOU (FOMA+mova) (3) (5)	minute/month/contract	149	146	145	146	146	—
MOU (FOMA) (3) (5)	minute/month/contract	202	179	181	180	175	—
MOU (mova) (3) (5)	minute/month/contract	122	107	110	106	103	—
Churn Rate (2)%		0.77	0.72	0.64	0.60	0.93	—
i-mode
Subscribers	thousands	46,360	47,208	46,823	47,186	47,208	47,900
FOMA	thousands	22,914	30,929	25,511	28,199	30,929	—
i-appliTM compatible (6)	thousands	36,058	39,621	37,314	38,540	39,621	—
i-mode Subscription Rate (2)%		90.6	90.4	90.6	90.6	90.4	90.4
Net increase from previous period	thousands	2,339	848	463	364	21	1,540
i-Menu Sites (FOMA)(7)	sites	6,028	8,083	6,590	7,271	8,083	—
i-Menu Sites (mova)(7)	sites	5,043	5,566	5,158	5,340	5,566	—
Access Percentage by Content Category
Ringing tone/Screen	%	21	13	15	12	11	—
Game/Horoscope	%	24	23	23	21	24	—
Entertainment Information	%	27	32	31	34	32	—
Information	%	12	14	14	15	13	—
Database	%	5	6	6	7	7	—
Transaction	%	11	12	11	11	13	—
Percentage of Packets Transmitted
Web	%	96	97	97	97	98	—
Mail	%	4	3	3	3	2	—
PHS
Subscribers	thousands	771	530	679	606	530	390
Market Share (1)%		16.4	10.8	14.2	12.4	10.8	—
Net increase from previous period	thousands	-543	-241	-92	-74	-75	-381
ARPU (4)	yen/month/contract	3,280	3,110	3,170	3,080	3,090	—
MOU (5) (8)	minute/month/contract	72	59	62	58	56	—
Data transmission rate (time) (8)(9)%		76.2	76.8	76.7	77.2	76.5	—
Churn Rate	%	4.64	4.18	4.28	3.85	4.44	—
Others
Prepaid Subscribers (10)	thousands	53	46	49	47	46	—
Communication Module Service Subscribers (10)	thousands	665	924	733	799	924	990
FOMA Ubiquitous plan (11)	thousands	1	188	40	82	188	—
DoPa Single Service (12)	thousands	665	736	693	717	736	—

*	International service-related revenues have been included in the ARPU data calculation from the fiscal year ended Mar. 31, 2006, due to its growing contribution to total revenues.

[Notes associated with the above-mentioned change]

•	International service-related ARPU included in the results for FY2005, the full-year forecasts, the first quarter, the second quarter, the third quarter and the nine months results of FY2006 are as below:

	FY2005 (Ended Mar. 31, 2006) Full-year results	FY2006 Nine Months (Apr.-Dec. 2006) Results	First Quarter (Apr.-Jun. 2006) Results	Second Quarter (Jul.-Sep. 2006) Results	Third Quarter (Oct.-Dec. 2006) Results	FY2006 (Ending Mar. 31, 2007) Full-year forecasts
Aggregate ARPU (FOMA+mova)	40yen	50yen	50yen	50yen	50yen	60yen

Aggregate ARPU (FOMA)	70yen	80yen	70yen	80yen	80yen	80yen

Aggregate ARPU (mova)	30yen	20yen	20yen	20yen	20yen	20yen

*	Please refer to the attached sheet (P.17) for an explanation of the methods used to calculate ARPU, and the number of active subscribers used in calculating ARPU, MOU and Churn Rate.
(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association
(2)	Data are calculated including Communication Module Service subscribers.
(3)	Data are calculated excluding Communication Module Services-related revenues and Communication Module Services subscribers.
(4)	Inclusive of circuit-switched data communications
(5)	MOU (Minutes of Usage): Average communication time per one month per one user
(6)	Sum of FOMA handsets and mova handsets
(7)	The number of i-menu Sites charged per view are added to the existing number of i-menu Sites charged with fixed monthly fee.
(8)	Not inclusive of data communication time via @FreeD service
(9)	Percentage of data traffic to total outbound call time
(10)	Included in total cellular subscribers
(11)	Included in FOMA subscribers
(12)	Included in mova subscribers

16

(APPENDIX 2)

ARPU Calculation Methods

1. ARPU (Average monthly Revenue Per Unit)*1

i)	ARPU (FOMA + mova)

Aggregate ARPU (FOMA+mova)=Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

Packet ARPU (FOMA+mova) : {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)}/ No. of active cellular phone subscribers (FOMA+mova)

i-mode ARPU (FOMA+mova) *2 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

ARPU generated purely from i-mode (FOMA+mova) *3 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA+mova)

ii)	ARPU (FOMA)

Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA) : Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)

Packet ARPU (FOMA) : Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

i-mode ARPU*2 (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

ARPU generated purely from i-mode (FOMA) *3 : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA)

iii)	ARPU (mova)

Aggregate ARPU (mova)=Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova) : Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)

i-mode ARPU (mova) *2 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)

ARPU generated purely from i-mode (mova) *3 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (mova)

iv)	ARPU (PHS)

ARPU (PHS) : ARPU (PHS) Related Revenues (monthly charges, voice transmission charges) / No. of active PHS subscribers

2. Active Subscribers Calculation Methods

No. of active subscribers used in ARPU/MOU/Churn Rate calculations are sum of No. of active subscribers*4 for each month.

*1	Communication Module service subscribers and the revenues thereof are not included in the ARPU and MOU calculations.

*2	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscribers to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

*3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active i-mode subscribers as a denominator.

*4	active subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

17

(APPENDIX 3)

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

1. EBITDA and EBITDA margin

	Billions of yen
	Nine months ended December 31, 2006	Nine months ended December 31, 2005
a. EBITDA	¥1,242.9	¥1,243.3

Depreciation and amortization	(537.4)	(532.7)
Losses on sale or disposal of property, plant and equipment	(28.6)	(17.1)

Operating income	676.9	693.5

Other income (expense)	3.8	117.7
Income taxes	(276.7)	(293.9)
Equity in net losses of affiliates	(0.2)	(0.9)
Minority interests in consolidated subsidiaries	(0.0)	0.0

b. Net income	403.7	516.4

c. Total operating revenues	3,597.0	3,582.2

EBITDA margin (=a/c)	34.6%	34.7%
Net income margin (=b/c)	11.2%	14.4%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. Free cash flows excluding irregular factors and changes in investments for cash management purpose

	Billions of yen
	Nine months ended December 31, 2006	Nine months ended December 31, 2005
Free cash flows excluding irregular factors and changes in investments for cash management purpose	¥31.9	¥463.1

Irregular factors (1)	(217.0)	(226.0)
Changes of investments for cash management purpose (2)	49.4	13.6

Free cash flows	(135.7)	250.7

Net cash used in investing activities	(717.8)	(794.0)
Net cash provided by operating activities	582.0	1,044.7

Notes:	(1)	Irregular factors represent the effects of uncollected revenues due to a bank holiday at the end of nine months ended December 31, 2005 and 2006.
	(2)	Changes in investments for cash management purpose were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purpose with original maturities of longer than three months.

18

Special Note Regarding Forward-Looking Statements

This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

•	As competition in the market is expected to become more fierce due to changes in the business environment caused by the introduction of Mobile Number Portability and new market entrants, competition from other cellular service providers or other technologies could limit our acquisition of new subscribers, retention of existing subscribers and average revenue per unit (ARPU), or may lead to an increase in our costs and expenses.

•	The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.

•	The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group may adversely affect our financial condition and results of operations.

•	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

•	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

•	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

•	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

•	Inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image.

•	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

•	Earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

•	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

•	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

19

NTT DoCoMo, Inc. Results for the third quarter of the fiscal year ending March 31, 2007 January 31, 2007 Copyright (C) 2007 NTT DoCoMo, Inc. All rights reserved.

RESULTS FOR 3Q OF FY2006
SLIDE No.
1
1
/28
Forward-Looking Statements
The forecasts presented herein are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and
Section 21E of the U.S. Securities Exchange Act of 1934.  Statements made in this presentation with respect to DoCoMo’s plans, objectives, projected financials, operational figures, beliefs and other statements that are not historical facts are forward-looking statements about the future performance of DoCoMo which are based on management’s expectations, assumptions, estimates, projections and beliefs in light of information currently available to it.  These forward-looking statements, such as statements regarding the introduction of new products and services or termination or suspension of existing services, financial and operational forecasts, dividend payments, the growth of the Japanese cellular market and the ubiquitous services market, the growth of data usage, the growth of DoCoMo’s cellular phone business, the migration of users to DoCoMo’s 3G services and associated improvements in 3G services, improvements in 3G and 2G coverage area, the potential growth in the
Japanese credit card business and DoCoMo’s credit business, and management’s goals are subject to various risks and uncertainties that could cause actual results to be materially different from and worse than as described in the forward-looking statements. Potential risks and uncertainties include, without limitation: as competition in the market is expected to become more fierce due to changes in the business environment caused by the introduction of mobile number portability and new market entrants, competition from other cellular service providers or other technologies could limit our acquisition of new subscribers, retention of existing subscribers and average revenue per unit (ARPU), or may lead to an increase in our costs and expenses; the new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth; the introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group may adversely affect our financial condition and results of operations; limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction; the W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers; our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect; as electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or lost handsets or imperfect services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations; social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image; inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image; owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others; earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause system failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image; concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations; our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.
Further information about the factors that could affect the company’s results is included in “Item 3.D: Risk Factors” of DoCoMo’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2006, which is available in the investor relations section of the company’s web page at www.nttdocomo.com and also at the SEC’s web site at www.sec.gov.

Copyright (C) 2007 NTT DoCoMo, Inc. All rights reserved. FY2006 Third Quarter Results Highlights

RESULTS FOR 3Q OF FY2006
SLIDE No.
3
3
/28
US GAAP
- 33.4 -0.1
points
34.6 34.7
EBITDA Margin*
(%)
11.0%
290.0
-93.1%
31.9 463.1
Adjusted Free Cash Flow* *
(Billions of yen)
75.6%
4,174.0
+0.9%
3,157.6 3,130.3
Cellular Services Revenues
(Billions of yen)
Progress to
forecast (2)/(3)
2007/3 E
(full-year)  (3)
(As
announced*on
Oct 27, 2006)
Changes
(1) (2)
2006/4-12
(1Q~3Q)
(2)
2005/4-12
(1Q~3Q)
(1)
1,601.0
488.0
815.0
810.0
4,799.0
83.5%
-16.1%
680.7 811.2
Income before Income Taxes
(Billions of yen)
83.6%
-2.4%
676.9 693.5
Operating Income
(Billions of yen)
75.0%
+0.4%
3,597.0 3,582.2
Operating revenues
(Billions of yen)
77.6%
-0.0%
1,242.9 1,243.3
EBITDA*
(Billions of yen)
82.7%
-21.8%
403.7 516.4
Net Income
(Billions of yen)
FY2006/1-3Q Financial Results
Consolidated financial statements in this document are unaudited.
]
For an explanation of the calculation process of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 28 and the IR page of our web site, www.nttdocomo.co.jp
]   ]
Adjusted free cash flows exclude the effects of uncollected revenues due to bank holidays at the end of the fiscal year, and changes in investment for cash management purposes with original maturities of longer than three months.

RESULTS FOR 3Q OF FY2006
SLIDE No.
4
4
/28
Financial Results Highlights for the First 9 Months of FY2006
Operating Income: 676.9 billion yen
(Down 16.6 billion yen year-on-year)
(Progress to full year forecast: 83.6%)
Operating revenues: Up 14.8 billion yen year-on-year
·
Cellular services revenues grew 27.3 billion yen year-on-year
(Inclusive of impact of incurring the portion of “Nikagetsu Kurikoshi”
(2-month carry-over) allowances that are projected to expire in revenues)
Operating expenses: Up 31.3 billion yen year-on-year
· Revenue-linked expenses increased 33.5 billion yen year-on-year due to growth in the percentage of FOMA handsets to total handsets sold

RESULTS FOR 3Q OF FY2006
SLIDE No.
5
5
/28
-40
-20
0
20
40
60
80
100
04/4 5 6 7 8 9 10 11 1205/1 2 3 05/4 5 6 7 8 9 10 11 1206/1 2 3 06/4 5 6 7 8 9 10 11 12
SoftBank SoftBank
(%)
Full-year net adds share: 48.7%
Full-year net adds share: 48.4%
Net adds share from
Apr thru Dec 2006: 34.0%
Monthly Market Share of Net Additions
FY2004 FY2005 FY2006
Source of data used in calculation: Telecommunications Carriers Association (TCA)
KDDI(au+TU-KA)
• DoCoMo’s share of net additions in the first 3 quarters (9 months) of
FY2006 was 34.0%

RESULTS FOR 3Q OF FY2006
SLIDE No.
6
6
/28
0.00
0.20
0.40
0.60
0.80
1.00
1.20
1.40
1.60
04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q)
Churn Rate
(%)
•
Cellular churn rate for FY2006/3Q was 0.93%
Full year churn rate: 1.01%
Full year churn rate: 1.01%
1.01%
%
Full year churn rate: 0.77%
Full year churn rate: 0.77%
0.77%
%
0.72%
Churn rate for
Apr-Dec 2006: 0.72%
0.93%
Inclusive of
Communication-Module-Service-subscribers
FY2004 FY2005 FY2006

RESULTS FOR 3Q OF FY2006
SLIDE No.
7
7
/28
0
1,000
2,000
3,000
4,000
5,000
6,000
04/12 05/3 05/6 05/9 05/12 06/3 06/6 06/9 06/12
5,221
5,300
2,013
(40.0%)
850
(17.7%)
3,211
(61.5%)
mova
3,480
(65.7%)
Total number of FOMA subscribers as of Dec. 31, 2006 grew to 32.11 million
(or 61.5% of our total cellular subscribers)
07/3
(Forecast)
Subscriber Migration to FOMA
Inclusive of
Communication*
Module Service subscribers
Numbers in parentheses indicate the percentage of FOMA subscribers to total cellular subscribers
(10,000 subscribers)
FOMA subs.
projected
to reach
2/3 of total

RESULTS FOR 3Q OF FY2006
SLIDE No.
8
8
/28
For an explanation of MOU, please see Slide 27 of this document, “Definition and Calculation Methods of MOU and ARPU”.
0
20
40
60
80
100
120
140
160
180
200
-25
-20
-15
-10
-5
0
5
10
15
20
25
MOU (left axis)
152 155 153 145 149 152 151 146 145 146 146
Year-on-year changes in MOU (right axis)
-6.2 -3.7 -4.4 -5.8 -2.0 -1.9 -1.3 0.7 -2.7 -3.9 -3.3
04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q)
(%) (minutes)
MOU for FY2006/3Q was 146 minutes (Down 3.3% year-on-year)
Cellular (FOMA + mova) MOU

SLIDE No. 9

Cellular (FOMA + mova) ARPU

- ARPU for FY2006/3Q was 6,670 yen (Down 3.6% year-on-year)

(Yen)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
20 (%)
15
10
5
0
-5
-10
-15
-20
7,400
7,340
7,170
6,920
6,940
7,050
6,920
6,720
6,900※
6,720
6,670
6,670※
※ The ARPU data for FY2006/1Q and FY2006 full-year include the impact of incurring the revenues for the portion of "Nikagetsu Kurikoshi" allowances that are projected to expire, which are estimated as below:
◆FY2006/1Q (actual): 200 yen
◆FY2006/full-year (projected): 50 yen

	04/4-6(1Q)	7-9(2Q)	10-12(3Q)	05/1-3(4Q)	4-6(1Q)	7-9(2Q)	10-12(3Q)	06/1-3(4Q)	4-6(1Q)	7-9(2Q)	10-12(3Q)	07/3(forecast)
Packet ARPU (left axis)	1,950	1,900	1,820	1,830	1,820	1,880	1,880	1,940	1,970	1,980	2,010	1,970
(incl.) i-mode ARPU	1,940	1,890	1,810	1,820	1,810	1,870	1,860	1,920	1,950	1,960	1,990	1,950
Voice ARPU (left axis)	5,450	5,440	5,350	5,090	5,120	5,170	5,040	4,780	4,930	4,740	4,660	4,700
International service ARPU	20 (excl.)	20 (excl.)	30 (excl.)	30 (excl.)	30 (incl.)	40 (incl.)	40 (incl.)	40 (incl.)	50 (incl.)	50 (incl.)	50 (incl.)	60 (incl.)
YOY changes in aggregate ARPU (right axis)	-8.2	-9.3	-8.3	-9.1	-6.2	-4	-3.5	-2.9	-0.6	-4.7	-3.6	-

YOY changes in aggregate ARPU (excluding the impact of incurring revenues for the portion of "Nikagetsu Kurikoshi" allowances that are projected to expire)

◆ International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations from the fiscal year ended Mar. 31, 2006, in view of their growing contribution to total revenues.

RESULTS FOR 3Q OF FY2006 9/28

Copyright (C) 2007 NTT DoCoMo, Inc. All rights reserved. Actions Planned for FY2006/4Q pake-hodai
Packet Flat-Rate Service
Nearly doubled in 1 year

RESULTS FOR 3Q OF FY2006
SLIDE No.
11
11
/28
Billing Plan -1-
0
200
400
600
800
1,000
2005/3 2005/6 2005/9 2005/12 2006/3 2006/6 2006/9 2006/12
(10,000 subscribers)
As of Dec. 31, 2006
8.56 million subs
(pake-hodai subscription rate: 27%)
8.56
8.56
.56
56 mil mil
+590,000
+610,000
+570,000
+1.14 mil
+1.33 mil
+950,000
• No. of “pake-hodai” flat-rate subscribers nearly doubled in last 12 months to 8.56 million as of Dec. 31, 2006 (as a result of lifting “pake-hodai” subscription restrictions and enriching the service menus accessible from “pake-hodai”)
+740,000
Pake-
houdai
Services
menu
Richer content
portfolio
Grow
users
Lifted pake-hodai
subscription
restrictions
from March 2006
4.45 mil 4.45 mil

Can be combined with all new FOMA monthly billing plans

RESULTS FOR 3Q OF FY2006
SLIDE No.
12
12
/28
Billing Plan  -2-
Flat-rate plan for access
via full-scale browsers
Flat-Rate Plan for Smart Phones
“pake-hodai full”
“Biz-hodai”
Unlimited packet access via full-scale
i-mode browser for a flat rate
Unlimited packet access to
non-i-mode sites for a flat-rate
(only via flat-rate APN)
Planned for launch in Mar. 2007
Planned for launch in Apr. 2007
5,700 yen/month
5,700 yen/month
Possible to view video content
developed for PCs
P903iX High-Speed
Compatible with Windows
Media
®
Video and
equipped with full-scale
browsing capability
Compatible models:
hTcZ,
M1000
(planned)
(As of Jan. 30, 2007)
Plan to launch 64kbps flat-rate PC access service (FOMA) in fall/2007
(To replace existing “@FreeD” service)
Flat-rate plan for PC access
hTcZ
M1000
* Windows Media is a registered trademark of Microsoft Corporation in the United States and other countries.

μ

N703iμ

P703iμ

＊

D800iDS

電話
メール
カメラ
1 2 3
4 5 6
7 8 9
＊ 0 #

RESULTS FOR 3Q OF FY2006
SLIDE No.
13
13
/28
Products -1-
703 i series
• The world’s slimmest 3G(W-CDMA)handset in clamshell
form*
: “703i
µ”series
• A model equipped with two screens offering unique functionality: “D800iDS”
The world’s slimmest 3G handset
in clamshell form,
only
11.4mm
thick
Compatible with
“Chaku-uta Full
®
**”,
SD-Audio
Compatible with
SD-Audio,
“Feel Talk
®
***”
Analyzes caller’s emotion while talking,
and displays matching animation on screen.
*Compared among clamshell type 3G (W-CDMA) handsets as of Jan. 15, 2007, according to surveys conducted by Panasonic Mobile Communications, Co. Ltd, and NEC Corporation.
**”Chaku-uta Full” is a registered trademark of Sony Music Entertainment  Corporation.
D800i DS
Selectable operational modes
Unique Entertainment content
enabled by two screens
3-key mode 6-key mode
10-key mode
Preinstalled with unique
games that are made
available by two screens
and touch panel capability
Character input
Multiple character input
modes: 2-touch input,
5-touch input and
handwriting input
«Handwriting input (image)»
Upper
screen
Lower
screen
**** “Unou Tanren Unotan” is a registered trademark of Interchannel-Holon, Inc.
“Unou Tanren Unotan
**** ”
“3D Golf Game”
®
***”Feel*Talk”
is a trademark of Matsushita Electric Industrial Co., Ltd.

RESULTS FOR 3Q OF FY2006
SLIDE No.
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Products -2-
703 i Series
• The slimmest & lightest 703i series—each model designed on different concepts to offer unique features
D703i
Straight & Super Slim
F703i
FLAT & SQUARE
N703iD
P703i
Happy Deco-mail phone Aroma handset
SH703i SO703i
Super-slim non-folding
model only 9.9mm thick
Waterproof design,
enabling use in kitchen,
bath, etc.
Meticulously developed
“Deco-mail”/email
capabilities
New sense of beauty
9 different choices of
aroma and design
* ”Waterproof Slim” is a trademark of Fujitsu Limited.
Waterproof Slim™
*
Slim body
in half-metallic design
2 model designed
in collaboration
with art director
Kashiwa Sato
nd

RESULTS FOR 3Q OF FY2006
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Products -3-
One-segment broadcast phones
• 4 models of one-segment TV phones developed with high degree of perfection to come to market one after another
Compact slide display
only
19.8mm thick
6-hour continuous
playback
3.0-inch wide
high-quality LCD
based on AQUOS
**
technology
*BRAVIA is a registered trademark of Sony Corp. * * AQUOS is a registered trademark of SHARP Corp.
SO903iTV D903iTV P903iTV SH903iTV
High audio-visual
quality BRAVIA
®
*
phone, enabling
stand alone viewing of
one-segment TV.
wireless audio
hearing-enabled
Equipped with high-quality imaging technology,
“Mobile BRAVIA engine”, jointly developed by
Sony Corp. and Sony Ericsson Mobile Communications.

User base projected to grow to
10 million by Mar. 31, 2007

RESULTS FOR 3Q OF FY2006
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• Combined user base of push information delivery services (“i-channel” +
“Tokudane-News-bin”) grew to approx. 8.9 million, boosting data usage and facilitating subscribers’ migration to flat-rate package
Push information delivery services
* i-channel subscription rate: No. of “i-channel” subscribers/Total users of compatible handset
(10,000 subscribers)
Approx.
8.9 mil
Services
07/3(Forecast)
0
200
400
600
800
1,000
05/9 05/10 05/11 05/12 06/1 06/2 06/3 06/4 06/5 06/6 06/7 06/8 06/9 06/10 06/11 06/12
i-channel subscription rate*
47%
(As of Dec. 31, 2006)
Tokudane-
News-bin
“i-channel” revenue contribution
Revenue per
Approx. 370 yen/month
(FY2006/3Q (estimate))
+1.8 mil
+1.5 mil
+1.3 mil
+900,000
+2.27 mil

DCMX
DCMX mini

ampm
FamilyMart
LAWSON
CircleKSunkus

RESULTS FOR 3Q OF FY2006
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17
/28
•
DCMX membership topped 1.5 million.  User base of “Osaifu
Keitai”
e-wallet phones
grew to 18.3 million.
• Plan to further increase merchants to enlarge mobile credit market and boost usage.
0
30
60
90
120
150
06/4 06/5 06/6 06/7 06/8 06/9 06/10 06/11 06/12
As of Dec. 31, 2006: Approx. 100,000
As of Mar. 31, 2007: Approx. 150,000 (planned)
No. of terminals committed for introduction*: Approx. 350,000
No. of iD payment terminals installed
Growth of merchants
*Total number of iD terminals committed for installation as of Jan. 31, 2007, which is the sum of the units already installed and units planned for installation in the future.
User base of
“Osaifu
” e-wallet phones:
approx.
18.3 million
(As of Dec. 31, 2006)
Projected user count
as of Mar. 31, 2007
approx. approx.
20 20 million million
DCMX mini usage DCMX mini usage
Used primarily in convenience stores & Used primarily in convenience stores &
electronics mass retailers electronics mass retailers
Market acceptance expanding Market acceptance expanding
from small amount purchases from small amount purchases
(10,000 subscribers)
DCMX subscribers
(DCMX,DCMX mini)
Credit Business
Expand mobile credit market Expand mobile credit market
* Names of companies are listed in Japanese alphabetical order
Expand usage by deploying iD in taxis
(within FY2006)
• am/pm
• Family Mart
• Lawson
• Checker Cab
iD service to be supported by all
principal convenience store chains
(Plan to complete deployment in all outlets by Spring 2007)
• Circle K Sunkus
(within FY2007)
• Tokyo Radio Taxi Assn.
(Tokyo Musen Taxi)
Approx.
1.5
million  (As of Jan. 31, 2007)
Keitai

RESULTS FOR 3Q OF FY2006
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Network
• Continue FOMA’s coverage expansion and quality enhancement efforts with the goal to create the “most connectible” network*
• Completed HSDPA roll-out in all prefectural capitals and other major cities across Japan
05/3 05/6 05/9 05/12 06/3 06/6 06/9 06/12 07/3 forecast
16,200 16,200
: (Outdoor base stations)
:(Indoor systems )
17,500 17,500
19,000 19,000
20,800 20,800
24,000 24,000
25,700 25,700
29,300 29,300
35,200 35,200
3,800 3,800
4,100 4,100
4,500 4,500
5,000 5,000
6,400 6,400
7,000 7,000
8,100 8,100
9,500 9,500
No. of outdoor base stations & indoor
systems to increase to 1.5 times
the number as of Mar. 31, 2006
(Cumulative installations in FY2006)
Indoor
:
+ 2,700 systems
Outdoor
:
+ 8,500 BSs
400 more BSs than
initially planned
100 more systems
than initially planned
74.2%
916.0
+11.6%
679.3
608.5
CAPEX
(Billions of yen)
Changes
(1) (2)
2007/3
(Full-year forecast)
(3)
(Announced 10/27/2006)
Progress to forecast
(2)/(3)
2006/4-12
(1Q~3Q) (2)
2005/4-12
(1Q~3Q) (1)
32,500 32,500
9,100 9,100
* DoCoMo aims to be ranked No. 1 in customer satisfaction for network quality

⇒

CONEXUS
MOBILE ALLIANCE

KTF
Hutchison Telecom
Hong Kong
StarHub
indosat
PLDT
SMART
GUAMCELL
HafaTEL

RESULTS FOR 3Q OF FY2006
SLIDE No.
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19
/28
• Announced “CONEXUS MOBILE ALLIANCE” (Dec. 5, 2006)
Aim to enrich international roaming and corporate service offerings, etc.
(Nearly half of Japanese travelers’ destinations, including Guam through our investee partner, are covered)
India
Singapore
Korea
Japan
Taiwan
: Members of Conexus Mobile Alliance or DoCoMo’s investee
Members of CONEXUS MOBILE ALLIANCE
or DoCoMo’s Investees
Indonesia
Hong Kong, Macau
Guam Guam
(Guam Wireless)
Philippines
International Services (1)
Largest mobile alliance in Asia,
with a combined
subscriber base of 130 million

Growing rapidly after implementing roaming capability as a standard feature in 90X series phones

RESULTS FOR 3Q OF FY2006
SLIDE No.
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20
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International Services (2)
* % of own-handset roamers: No. of “World Wing” roaming users using own handset/Total roaming users
• User base of roaming-enabled handsets expanded to 3.2 million
• International roaming revenues grew sharply by 56% year-on-year in first nine months of FY2006
User base of roaming-
enabled handsets
International Services
Revenues
[Int’l services revenues]
+35%
year-on-year
Int’l roaming revenues
8.0
10.2
Int’l dialing revenues
[Int’l roaming revenues]
+56%
year-on-year
12.5
12.0
FY2006 Int’l Services
Revenues (forecast):
36 billion yen
FY2005
1Q-3Q
FY2006
1Q-3Q
(Billions of yen)
18.2
24.5
0
50
100
150
200
250
300
350
400
05/6 05/9 05/12 06/3 06/6 06/9 06/12
0
10
20
30
40
50
60
(10,000 subscribers) (%)
% of own-handset roamers
*
No. of roaming-enabled
handset users
% of own-handset
roamers:
Over 50%

Appendices

RESULTS FOR 3Q OF FY2006
SLIDE No.
22
22
/28
US GAAP
0
1,000
2,000
3,000
4,000
5,000
Equipment sales
353.2 348.3 494.0
Other revenues*
66.2 72.8 109.0
PHS revenues
32.6 18.4 22.0
Cellular services revenues (voice, packet))**
3,130.3 3,157.6 4,174.0
2005/4-12(1Q~3Q) 2006/4-12(1Q~3Q)
2007/3(full year
forecast)
3,582.2
Operating revenues Operating revenues
for the first nine months for the first nine months
of FY2006 of FY2006
u
Compared to same
period of FY2005: period of FY2005:
Down 0.4%
Down 0.4%
.4%
4%
%
(Cellular services revenues) (Cellular services revenues)
Up 0.9% year-on-year
(Equipment sales revenues) (Equipment sales revenues)
Down 1.4% year-on-year
u u
Progress to full year
forecast:
75.0%
(Billions of yen)
]
“Quickcast” revenues are included in “Other revenues”
] ]
“International services revenues” are included in “Cellular services revenues”.
3,597.0
4,799.0
Operating Revenues
(Billions of yen)

RESULTS FOR 3Q OF FY2006
SLIDE No.
23
23
/28
US GAAP
(Billions of yen)
]
Revenue-linked*
expenses: Cost of
equipment*
sold +
distributor*
commissions + cost of
DoCoMo*
point service
] ]
Impairment*loss*from*the*disposal*of*PHS*assets,*which*had*been*stated*individually*in*“impairment*loss”*in*previous*reports,*has*been included*in*“depreciation*and*amortization”*from*FY2006/1Q.
0
1,000
2,000
3,000
4,000
Personnel expenses
186.6 188.8 253.0
Taxes and public duties
27.7 27.4 36.0
Depreciation and amortization**
532.7 537.4 746.0
Loss on disposal of property, plant and
equipment and intangible assets
26.3 35.5 59.0
Communication network charges
280.2 270.7 359.0
Personnel expenses
1,835.3 1,860.4 2,536.0
(incl.) Revenue-linked expenses*
1,316.4 1,349.8 1,803.0
(incl.) Other non-personnel expenses
518.9 510.6 733.0
2005/4-12(1Q~3Q) 2006/4-12(1Q~3Q)
2007/3(full year
forecast)
(Billions of yen)
2,920.1
3,989.0
Operating expenses Operating expenses
for the first nine months of for the first nine months of
FY2006 FY2006
u u
Compared to same Compared to same
period of FY2005: period of FY2005:
Up 1.1%
Up 1.1%
%
u
Progress to full year
forecast: forecast:
73.2%
Operating Expenses
2,888.8

RESULTS FOR 3Q OF FY2006
SLIDE No.
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/28
0
100
200
300
400
500
600
700
800
900
1,000
Other (Information systems, etc.)*
92.4 94.8 152.0
PHS business
0.7 0.9 1.0
Mobile phone business (FOMA)
407.1 495.7 645.0
Mobile phone business (i-mode, etc.)
22.2 26.4 34.0
Mobile phone business (mova)
27.6 15.2 18.0
Mobile phone business (transmission line)
58.5 46.3 66.0
2005/4-12(1Q~3Q) 2006/4-12(1Q~3Q)
2007/3(Full year
forecast)
(Billions of yen)
(Billions of yen)
]
“Quickcast Business” is included in “Other (Information systems, etc.)”.
608.5 608.5
679.3 679.3
916.0 916.0
Capital expenditures Capital expenditures
for the first nine months for the first nine months
of FY2006 of FY2006
u u
Compared to same Compared to same
period of FY2005: period of FY2005:
Up 11.6%
u u
Progress to full year Progress to full year
forecast: forecast:
74.2%
Capital Expenditures

RESULTS FOR 3Q OF FY2006
SLIDE No.
25
25
/28
Operational Results and Forecasts
47,900
+3.5%
47,208
45,616
i-mode
Other*
Migration
from mova
New
Replace
New
PHS
FOMA
mova
Communication Module Service
FOMA
mova
MOU (minutes)
ARPU (yen)
No. of Subscribers (1,000)
Churn rate (%)
Handsets sold
(1,000)
(including handsets
sold without
involving sales by
DoCoMo)
Market share (%)
No. of Subscribers (1,000)
-
-72.6%
1,035
3,781
-
-65.5%
725
2,103
-
-0.9 points
55.0
55.9
990
+45.7%
924
634
34,800
+59.5%
32,114
20,129
18,200
-33.5%
20,100
30,237
53,000
+3.7%
52,214
50,366
-
-5.8%
3,110
3,300
2007/3
(Full year forecast)
Announced
10/27/2006
Changes
(1) Õ(2)
2006/4-12
(1Q~3Q) (2)
2005/4-12
(1Q~3Q) (1)
-
390
-
-
-
-
+135.0%
6,233
2,652
-0.3%
6,924
6,942
+22.7%
3,767
3,071
-18.1%
59
72
-39.9%
530
882
-0.06 points
0.72
0.78
* Other includes purchases of
additional-handsets-by-existing-FOMA-subscribers.
u
DoPa-Single-Service-subscribers-are-included-in-the-number-of-mova-subscribers-to-align-the-calculation-method-of-subscribers-with-other-cellular-
phone-carriers.-(Market-share,-the-number-of-handsets-sold-and-churn-rate-are-calculated-inclusive-of-DoPa-Single-Service-subscribers.)
u
For-an-explanation-of-MOU-and-ARPU,-please-see-page-27-of-this-document,-“Definition-and-Calculation-Methods-of-MOU-and-ARPU”.

RESULTS FOR 3Q OF FY2006
SLIDE No.
26
26
/28
Returning profits to shareholders is considered one of our most important corporate policies
No. of shares repurchased
(million shares)
Budget (billions of yen)
1.40
2.20
Max. authorized
0.51
(As of Dec. 31, 2006)
90.0
(As of Dec. 31, 2006)
250
Repurchase authorized at 15
th
ordinary general shareholder mtg
1.98
(90.0%)
333.2
(83.3%)
400
Repurchase authorized at 14
th
ordinary general shareholder mtg
Actual no. of
shares repurchased
Actual amount
spent
Max. authorized
Return to Shareholders
FY ending Mar. 31, 2007 (Planned)
«
Repurchase of
own sharessss
»
- Dividend per share: 4,000 yen
(Maintain the same dividend level as the fiscal year ended Mar. 31, 2006, when it was doubled from the previous fiscal year)
- Repurchase of own shares:
Study to repurchase up to 1.4 million shares for up to 250 billion yen
(Treasury shares kept in excess of 5% of total issued shares are planned for cancellation once a year)

RESULTS FOR 3Q OF FY2006
SLIDE No.
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27
/28
Definition and Calculation Methods of MOU and ARPU
MOU (Minutes of usage) : Average communication time per one month per one user.
ARPU (Average monthly Revenue Per Unit) :
Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by number of active subscribers to the relevant services.  Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage of our subscribers and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.
Aggregate ARPU (FOMA+mova):  Voice ARPU (FOMA + mova) + Packet ARPU (FOMA + mova)
Voice ARPU (FOMA + mova): Voice ARPU (FOMA + mova) Related Revenues (monthly charges, voice transmission charges) /
No. of active cellular phone subscribers (FOMA + mova)
Packet ARPU (FOMA + mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) +
i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)} /
No. of active cellular phone subscribers (FOMA + mova)
i-mode ARPU (FOMA + mova): i-mode ARPU (FOMA + mova) Related Revenues (monthly charges, packet transmission charges) /
No. of active cellular phone subscribers (FOMA + mova)
Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA)
Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)
Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)
i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)
Aggregate ARPU (mova): Voice ARPU (mova) + i-mode ARPU (mova)
Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)
i-mode ARPU (mova): i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)
Number of active subscribers used in ARPU and MOU calculations are as follows:
Quarterly data: sum of “No. of active subscribers in each month”*
of the current quarter
Half-year data: sum of “No. of active subscribers in each month”*
of the current half
Full-year data: sum of “No. of active subscribers in each month”*
of the current fiscal year
*
“No. of active subscribers in each month”: (No. of subs at end of previous month + No. of subs at end of current month)/2
The revenues and number of subscribers of Communication Module Service are not included in the above calculation of ARPU and
MOU.

RESULTS FOR 3Q OF FY2006
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/28
Reconciliation of the Disclosed Non-GAAP Financial Measures to
the Most Directly Comparable GAAP Financial Measures
1. EBITDA and EBITDA margin
Billions of yen
Nine months ended
December 31, 2006
Nine months ended
December 31, 2005
a. EBITDA ¥ 1,242.9
¥ 1,243.3
(537.4) (532.7)
(28.6) (17.1)
676.9 693.5
3.8 117.7
(276.7) (293.9)
(0.2) (0.9)
(0.0) 0.0
403.7
516.4
3,597.0 3,582.2
34.6% 34.7%
11.2% 14.4%
Note:
2. Free cash flows excluding irregular factors and changes in investments for cash management purpose
Billions of yen
Nine months ended
December 31, 2006
Nine months ended
December 31, 2005
¥ 31.9 ¥ 463.1
(217.0) (226.0)
49.4
13.6
(135.7) 250.7
(717.8) (794.0)
582.0 1,044.7
Notes:
Irregular factors (1)
(2) Changes in investments for cash management purpose were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purpose with original maturities of longer than three months.
Depreciation and amortization
Losses on sale or disposal of property, plant and equipment
Operating income
Other income (expense)
Income taxes
Equity in net losses of affiliates
Free cash flows excluding irregular factors and changes in investments for cash management purpose
Net income margin (=b/c)
EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
Minority interests in consolidated subsidiaries
b. Net income
c. Total operating revenues
EBITDA margin (=a/c)
(1) Irregular factors represent the effects of uncollected revenues due to a bank holiday at the end of nine months ended December 31,
2005 and 2006.
Changes of investments for cash management purpose (2)
Free cash flows
Net cash used in investing activities
Net cash provided by operating activities

“FOMA,” “mova,” “i-mode,” “pake-houdai,” “Osaifu-Keitai,” “iD,” “DCMX,” “i-channel,” “Tokudane-News-bin,” and  “Deco-mail” are trademarks or registered trademarks of NTT
DoCoMo, Inc.  Other names of companies or products presented in this material are trademarks or registered trademarks of their respective organizations.